Exhibit 4

SECOND AMENDMENT TO THE

WENDY’S INTERNATIONAL, INC. DEFERRED COMPENSATION PLAN

WHEREAS, Wendy’s International, Inc. (the “Company”) adopted the Wendy’s International, Inc. Deferred Compensation Plan, effective January 1, 2004 (the “Plan”); and

WHEREAS, in response to comments received from the Canada Revenue Agency, the Company wishes to amend Annex I of the Plan (the “Canadian Annex”).

NOW, THEREFORE, effective August 3, 2004, the Company amends Annex I of the Plan (the “Canadian Annex”) as follows:

(1)	Subparagraph 2(iii) of the Canadian Annex shall be replaced with the following:

“2(iii) Section 6.4 shall be replaced with the following:

“Section 6.4. Investment in Stock Units. The deemed investment in Stock Units may be made only in accordance with the exemptions from short-swing profit recovery provided by the regulations promulgated under Section 16 of the Exchange Act and the Company’s policies applicable to the purchase of Common Stock. On the first Trading Day following the close of the Company’s window trading period following or during which such deferral is made or such other date as may be designated by the Plan Administrator, an amount equal to such deferrals shall be credited to the Participant’s Account and shall be deemed invested in Stock Units.” ”

(2)	Subparagraphs 3(ii) and 3(iii) of the Canadian Annex shall be replaced with the following:

“(3)(ii) Section 7.2 shall be replaced with the following:

“Section 7.2. Distribution of Benefits. The Participant will receive the distribution of his or her Account Balance in the form of a single lump sum payable on such date as may be determined by the Employer or Company but in no event earlier that the Participant’s date of Termination or later than December 31 of the calendar year commencing immediately after the date of such Termination.” ”

“(3)(iii) Section 7.3 shall not apply.”

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(3)	A new paragraph 5 shall be added to the Canadian Annex to read as follows:

“5. The Company’s Reservation of Rights

“5(i) Section 9.1(b) shall not apply.”

“5(ii) A new Section 9.1.(d) shall be added to read as follows:

“Section 9.1(d). The Company intends that the Plan as it applies to Canadian Participants shall qualify as an arrangement described in subsection 6801(d) of the regulations to the Income Tax Act (Canada) or any successor provision thereto. No amendment of the Plan shall apply to Canadian Participants to the extent such amendment would cause the Plan to cease to so qualify. In the event of Plan termination, payment of Accounts shall be in accordance with Section 7.2 of the Plan as amended by Section 3 of the Canadian Annex.” ”

“5(iii) Section 9.2 shall not apply.” ”

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